SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 12, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17, boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated January 12, 2004, announcing its acquisition of a majority stake in Stonyfield Farm.

PRESS RELEASE

Paris, January 12th

Groupe DANONE becomes the majority shareholder in STONYFIELD FARM, n°1 in the U.S organic yogurt market.

Groupe DANONE has increased its shareholding in Stonyfield Farm, acquired in October 2001, from 40% to 80%.

With sales around $140 million in 2003, Stonyfield Farm is the largest organic yogurt producer in the U.S, growing annually, on average, over 20% on the last decade.

Stonyfield Farm belongs to the top four brands in the US yogurt market.

Frank Riboud has renewed his trust in Gary Hirshberg, Chairman and CEO, who will carry on managing it based on its founding principles. Groupe DANONE has committed to continue financing the ecological program “Profit for the Planet”, through which Stonyfield Farm donates 10% of its profits to environmental causes.

For further information :

Corporate Communication : 33 1 44 35 20 74/75 - Investor Relations Department : 33 1 44 35 20 76

Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 - Fax 33 1 45 35 20 54

www.danone.fr    www.stonyfield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: January 12, 2004	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer